September 15, 2011

Via FedEx

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attn:  Mr. Parker Morrill

Re:	Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2011
File No. 1-03262

Ladies and Gentlemen:

As discussed in our separate transmittal to you dated September 15, 2011 (the “Response”) with respect to the Staff's comment letter dated August 31, 2011 (the "Comment Letter"), Comstock Resources, Inc. has elected to provide the requested information in response to comment 5 in this supplementary transmittal.

Our current drilling completion operations are located in two shale rock formations, the Haynesville shale located in our East Texas/North Louisiana region and the Eagle Ford shale located in our South Texas region.  In response to comment 5 of the Comment Letter, we are providing you the enclosed schedules that have been provided by our hydraulic fracturing service provider, Schlumberger Technology Corporation ("Schlumberger").  Each of these schedules contains information regarding all the components of the hydraulic fracturing fluid used for wells recently completed in each of these two regions.

Schlumberger has advised us that the information which they have provided should be considered as proprietary and containing confidential business information which should not be released to the public except as required by federal and state laws.  As such, please refer to the Rule 83 Request for Confidential Treatment that we have submitted with respect to the information being provided herewith.

We also respectfully request that you return the paper copies of the enclosures to us when you have completed your review of them.

Securities and Exchange Commission
September 15, 2011

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,
/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS
Enclosures
cc:    Jack E. Jacobsen
 Locke Lord Bissell & Liddell LLP